[Free translation]

                        VOTORANTIM CELULOSE E PAPEL S.A.

        PUBLICLY HELD CORPORATION - CNPJ/MF No. 60.643.228/0001-21 - NIRE
                                 35.300.022.807

                                  RELEVANT FACT

VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (the "Company"), pursuant to CVM Instruction No. 358/02, communicates to its shareholders, to Bolsa de Valores de Sao Paulo (or the Sao Paulo Stock Exchange) and to the market in general that its shareholders BNDES Participacoes S.A. - BNDESPAR ("BNDESPAR"), Votocel Filmes Flexiveis Ltda., Nova HPI Participacoes Ltda. and Cimento Rio Branco S.A. (jointly, the "Selling Shareholders") filed with the Comissao de Valores Mobiliarios, or the Brazilian securities commission, on November 21, 2003, a request to register a secondary public distribution (the "Secondary Public Distribution") of up to 4,608,659,071 preferred shares issued by the Company, which represent 27% of the all preferred shares issued by the Company and 12% of the total stock capital of the Company.

The amount of preferred shares subject to the Secondary Public Distribution may be increased by up to 563,739,130 additional preferred shares, in response to a possible excess in demand that might occur during the Secondary Public Distribution, with a resulting increase of the amount of Preferred Shares to be transferred. Such increase will be represented by an option to that end granted by BNDESPAR to the coordinators of the Secondary Public Distribution.

The offering will be made in Brazil and abroad. J.P. Morgan Securities Inc. will be the global coordinator of the offering. The Company will not receive any proceeds of the sale of the preferred shares or ADSs by the Selling Shareholders and will not sell or issue any shares in connection with the Secondary Public Distribution.

                          Sao Paulo, November 21, 2003

                                  Valdir Roque
                           Investor Relations Officer